EXHIBIT 5

October 11, 2007

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304

Re:	An aggregate of 2,684,000 Shares of Common Stock of Hewlett-Packard Company offered pursuant to the Opsware Inc. Amended and Restated 2000 Incentive Stock Plan, the iConclude Co. 2005 Stock Plan and the Rendition Networks, Inc. Amended and Restated 1998 Stock Option Plan

Dear Sir or Madam:

        I have examined the proceedings taken and the instruments executed in connection with the reservation for issuance and authorization of the sale and issuance from time to time of not in excess of an aggregate of 2,684,000 shares (the “Shares”) of the Common Stock of Hewlett-Packard Company pursuant to the terms of the Opsware Inc. Amended and Restated 2000 Incentive Stock Plan, the iConclude Co. 2005 Stock Plan and the Rendition Networks, Inc. Amended and Restated 1998 Stock Option Plan (the “Plans”). The Shares are the subject of a Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), which is being filed with the Securities and Exchange Commission and to which this opinion is to be attached as an exhibit.

        Upon the basis of such examination, I am of the opinion that the Shares, when issued and sold pursuant to the terms and conditions set forth in the Plans and against payment therefor, and when the Registration Statement has become effective under the Act, will be validly issued, fully paid and non-assessable.

        You are further advised that I consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Charles N. Charnas
Charles N. Charnas Vice President, Deputy General Counsel and Assistant Secretary